                                                                    Exhibit 99.1
================================================================================
                                                   PRESS RELEASE
================================================================================

                                  [LETTERHEAD]


                     CASCADES REPORTS THIRD QUARTER RESULTS

Kingsey Falls, Quebec, October 30, 2003 - Cascades Inc. ("Cascades") (Symbol:
CAS-TSX) reports net earnings of $4 million ($0.04 per share) for the third quarter ended September 30, 2003 compared to net earnings of $34 million ($0.41 per share) for the same period in 2002. Results for the quarter ended September 30, 2002, included a foreign exchange after-tax loss on US denominated debts of $4 million ($0.05 per share).

================================================================================

HIGHLIGHTS

       * The rapid appreciation of the Canadian dollar continues to impact sales and earnings;

       *      Generally weak global demand for paper and packaging products;

       * On October 1st, Cascades increased its stake in Dopaco, a North American leader in boxboard packaging for the quick service restaurant industry, from 40% to 50%.



                                FOR THE QUARTERS     FOR THE NINE-MONTH PERIODS
                               ENDED SEPTEMBER 30       ENDED SEPTEMBER 30

                                 2003       2002        2003         2002

Net sales                       $792M      $874M     $2,445M      $2,532M
Operating income                 $31M       $74M        $95M        $220M
Operating margin                 3.9%       8.5%        3.9%         8.7%
Net earnings                      $4M       $34M        $49M        $129M
    per share                   $0.04      $0.41       $0.59        $1.58
Net earnings excluding
    unusual items                 $4M       $34M        $67M        $113M
    per share                   $0.04      $0.41       $0.81        $1.38

================================================================================

Net sales decreased by 9% during the third quarter of 2003, amounting to $792 million compared to $874 million for the same period last year. Operating income amounted to $31 million for the period, compared to $74 million a year earlier, representing a 58% decrease.

Net earnings for the nine-month period ended September 30, 2003 were $49 million ($0.59 per share) compared with net earnings of $129 million ($1.58 per share) for the corresponding period in 2002. Net earnings excluding unusual items amounted to $67 million ($0.81 per share) for the nine-month period ended September 30, 2003, compared to $113 million ($1.38 per share) for the nine-month period ended September 30, 2002. Net earnings for the nine-month period ended September 30, 2003 include a foreign exchange after-tax gain on U.S. denominated debts of $48 million ($0.59 per share).

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: " The continuous and rapid appreciation of the Canadian dollar, combined with weak global demand for paper and packaging products pose a great challenge. Although a slow economy may translate into certain advantages, such as lower recycled fiber demand and prices, these advantages do not entirely offset the lack of pricing power in most of our markets. Confronted with this reality, we are taking the steps we deem necessary to maintain our long-term competitiveness in our core operations. "

DIVIDEND ON COMMON SHARES

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on December 17, 2003 to shareholders of record at the close of business on December 3, 2003.

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs nearly 14,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 39 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades' common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in the relative values of certain currencies, fluctuations in selling prices, adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission filings.

The financial statements included in this press release also contain certain non gaap financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information - supplemental information on non-gaap measures" section, which is attached to the company's financial statements.

FOR FURTHER INFORMATION:             SOURCE:

Mr. Stephane Mailhot                 Mr. Andre Belzile
Director, Corporate Communications   Vice-President and Chief Financial Officer
Cascades Inc.                        Cascades Inc.
(819) 363-5161                       (819) 363-5168
stephane_mailhot@cascades.com        abelzile@cascades.com


Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com

                                                                          [LOGO]

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)




                                                          AS AT             AS AT
                                              NOTE     SEPTEMBER 30,     DECEMBER 31,
                                                           2003              2002
                                                    ---------------------------------
                                                        (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                     32              38
Accounts receivable                                          522             500
Inventories                                                  488             478
--------------------------------------------------------------------------------
                                                           1,042           1,016

PROPERTY, PLANT AND EQUIPMENT                              1,517           1,604
OTHER ASSETS                                    5            260             260
GOODWILL                                                      78              79
--------------------------------------------------------------------------------
                                                           2,897           2,959
                                                    ============================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank loans and advances                                       30             100
Accounts payable and accrued liabilities                     444             483
Current portion of long-term debt                             52              47
--------------------------------------------------------------------------------
                                                             526             630
LONG-TERM DEBT                                  6          1,108           1,048
OTHER LIABILITIES                               7            218             216
SHAREHOLDERS' EQUITY
Capital stock                                   11           264             268
Retained earnings                                            775             749
Cumulative translation adjustments                             6              48
--------------------------------------------------------------------------------
                                                           1,045           1,065
--------------------------------------------------------------------------------
                                                           2,897           2,959
                                                    ============================

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

                                                                          [LOGO]

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of Canadian dollars, except per share amounts)

(unaudited)

                                                                FOR THE 3-MONTH PERIODS              FOR THE 9-MONTH PERIODS
                                                                   ENDED SEPTEMBER 30,                  ENDED SEPTEMBER 30,

                                                  Note           2003              2002              2003             2002
                                                              ----------------------------------------------------------------
SALES                                                                 840               933             2,612            2,696
Cost of delivery                                                       48                59               167              164
------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                             792               874             2,445            2,532
------------------------------------------------------------------------------------------------------------------------------
COST OF SALES AND EXPENSES
Cost of sales                                      10                 637               670             1,972            1,936
Selling and administrative expenses                                    89                94               272              272
Depreciation and Amortization                                          35                36               106              104
------------------------------------------------------------------------------------------------------------------------------
                                                                      761               800             2,350            2,312
------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                       31                74                95              220
Interest expense                                                       22                18                64               54
Foreign exchange gain on long-term debt                                --                 4               (55)              --
Unusual losses                                     2                   --                --                21                4
------------------------------------------------------------------------------------------------------------------------------
                                                                        9                52                65              162
PROVISION FOR INCOME TAXES                                              6                19                15               54
SHARE OF RESULTS OF SIGNIFICANTLY
  INFLUENCED COMPANIES                             3                   (1)               (1)                1              (22)
SHARE OF RESULTS ATTRIBUTED TO
  NON-CONTROLLING INTERESTS                                            --                --                --                1
------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS FOR THE PERIOD                                             4                34                49              129
                                                            ==================================================================
BASIC NET EARNINGS PER COMMON SHARE                           $      0.04       $      0.41       $      0.59      $      1.58
                                                            ==================================================================
DILUTED NET EARNINGS PER COMMON SHARE                         $      0.04       $      0.40       $      0.59      $      1.56
                                                            ==================================================================
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                           81,660,268        81,766,518        81,732,319       81,377,514
                                                            ==================================================================

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(in millions of Canadian dollars)

(unaudited)

                                                                FOR THE 3-MONTH PERIODS              FOR THE 9-MONTH PERIODS
                                                                   ENDED SEPTEMBER 30,                  ENDED SEPTEMBER 30,

                                                  Note           2003              2002              2003             2002
                                                              ----------------------------------------------------------------

BALANCE - BEGINNING OF PERIOD                                     775               682               749              615
Change in accounting policies                                      --                --                --              (21)
------------------------------------------------------------------------------------------------------------------------------
As restated                                                       775               682               749              594
Net earnings for the period                                         4                34                49              129
Dividends                                                          (4)               (4)              (11)              (8)
Excess of the common shares redemption
  price on their paid-up capital                                   --                --                (2)              (3)
Excess of the preferred shares of a susidiary
  redemption price on their recorded capital      11               --                --               (10)              --
------------------------------------------------------------------------------------------------------------------------------
BALANCE - END OF PERIOD                                           775               712               775              712
                                                            ==================================================================

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

                                                                          FOR THE 3-MONTH PERIODS           FOR THE 9-MONTH PERIODS
(unaudited)                                                                  ENDED SEPTEMBER 30,               ENDED SEPTEMBER 30,

                                                                   Note     2003             2002             2003             2002
                                                                   -----------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings for the period                                                    4               34               49              129
Items not affecting cash

    Depreciation and Amortization                                             35               36              106              104
    Foreign exchange gain on long-term debt                                   --                4              (55)              --
    Unusual losses                                                            --               --               21                4
    Future income taxes                                                        3               10               (5)              13
    Share of results of significantly influenced companies                    (1)              (1)               1              (22)
    Share of results attributed to non-controlling interests                  --               --               --                1
    Other                                                                      2                2               10                7
------------------------------------------------------------------------------------------------------------------------------------
                                                                              37               85              127              236
Change in non-cash working capital components                                 (1)              15              (83)             (28)
------------------------------------------------------------------------------------------------------------------------------------
                                                                              36              100               44              208
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                                    (24)             (28)             (78)             (78)
Other assets                                                                  (5)             (18)              (5)             (18)
Business acquisitions, net of cash acquired                        4          --               --              (11)            (127)
Business disposals, net of cash disposed                                      --                4               --                4
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (29)             (42)             (94)            (219)
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Bank loans and advances                                                       (5)              (7)             (68)              16
Issuance of senior notes, net of related expenses                  6         137               --              974               --
Change in revolving credit facilities, net of related expenses              (142)              --              135               --
Increase in other long-term debt                                               2              (18)              46              104
Payments of other long-term debt                                              (3)             (11)            (992)             (80)
Premium paid on the redemption of unsecured senior notes                      --               --              (15)              --
Non-controlling interests                                                     --               (1)              --               (7)
Net proceeds from issuance of shares                                          --               --                1                2
Redemption of common shares and preferred shares of a subsidiary              --               --              (20)              (3)
Dividends                                                                     (4)              (3)             (11)              (7)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (15)             (40)              50               25
------------------------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                         (8)              18               --               14
TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS                          --                2               (6)               2
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                               40               27               38               31
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                     32               47               32               47
                                                                       =============================================================

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

                                                                          [LOGO]

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(tabular amounts in millions of Canadian  dollars)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :


GUARANTEES

On January 1, 2003, the Company adopted the new guideline of the Canadian Institute of Chartered Accountants regarding the disclosure of guarantees. Under this new guideline, entities are required to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, maximum potential future payments under the guarantee, the carrying amount of the related liability and information about recourse or collateral.

The Company has guaranteed the payment of approximately $5 million under operating leases held by third parties. The Company also guaranteed residual values at expiration of lease contracts of certain equipment for an approximate amount of $3 million. Management of the Company does not believe that they are likely to be called upon and, as such, no liability has been recognized in the consolidated financial statements.


LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

In 2003, the Company adopted the new guideline of the Canadian Institute of Chartered Accountants regarding the disposal of long-lived assets and discontinued operations, which applies to disposal activities initiated on or after May 1, 2003. This new section sets standards for recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also sets standards for the presentation and disclosure of discontinued operations. The adoption of this standard did not impact the interim consolidated financial statements.


NOTE 2 - UNUSUAL LOSSES (GAINS)

The Company realized a loss of $11 million during the first quarter, resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to an $8 million premium paid to redeem the 8.375% senior notes of a subsidiary and the write-off of related financing costs for an amount of $3 million.

A joint venture of the Company realized a loss of $20 million in the second quarter resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to a $14 million premium paid to redeem its CAN$100 million and US$150 million senior notes, in addition to the write-off of related financing costs for an amount of $6 million. The Company's 50% share of the loss amounted to $10 million.


NOTE 3 - SHARE OF RESULTS OF SIGNIFICANTLY INFLUENCED COMPANIES

A significantly influenced company, Boralex Inc., adjusted the gain realized in 2002 on the disposition of seven power stations to an income fund. The Company thus recorded in the first quarter its share of that adjustment representing a loss of $3 million net of related future income taxes.

                                                                          [LOGO]

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(tabular amounts in millions of Canadian  dollars)

NOTE 4 - BUSINESS ACQUISITIONS

On March 6, 2003, the Company acquired 50% of the assets of La Compagnie Greenfield S.A. in its packaging products group for $0.6 million (euro 0.3 million). On April 14, 2003, a joint venture of the Company acquired a corrugated products converting plant in its packaging products group, located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is $31 million (US$21 million) and is comprised of $20 million (US$14 million) in cash and all the operating assets of its Dallas/Fort Worth, Texas plant valued at $11 million (US$7 million). The Company's 50% share in the cash portion of the purchase price amounted to $10 million (US$7 million).

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since its date of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in goodwill of $1 million which is deductible for tax purposes.


                                                          GREENFIELD      SCHENECTADY            TOTAL
ACQUIRED COMPANIES
-------------------------------------------------------------------------------------------------------
                                                           PACKAGING        PACKAGING
                                                           PRODUCTS         PRODUCTS
BUSINESS SEGMENT
-------------------------------------------------------------------------------------------------------
Accounts receivable                                            -               2                   2
Inventories                                                    2               2                   4
Property, plant and equipment                                  -              11                  11
Goodwill                                                       -               1                   1
                                                           ------------------------------------------
                                                               2              16                  18
                                                           ------------------------------------------
Accounts payable                                              (1)             (1)                 (2)
                                                           ------------------------------------------
                                                               1              15                  16
Less : Fair market value of assets exchanged                   -              (5)                 (5)
                                                           ------------------------------------------
TOTAL CONSIDERATION                                            1              10                  11
                                                           ==========================================


NOTE 5 - OTHER ASSETS


                                                            SEPTEMBER 30,       DECEMBER 31,
                                                                2003               2002
                                                         ---------------------------------------

Investments in significantly influenced companies               166                 176
Other investments                                                 8                   8
Deferred charges                                                 34                  21
Employee future benefits                                         49                  52
Other definite-life intangible assets                             3                   3
                                                        ----------------------------------------
                                                                260                 260
                                                        ========================================


                                                                          [LOGO]

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(tabular amounts in millions of Canadian  dollars)


NOTE 6 - LONG-TERM DEBT

On February 5, 2003, the Company completed a series of financial transactions to refinance substantially all of its existing credit facilities, except those of its joint ventures. We secured a new four-year revolving credit facility of CAN$500 million. Our obligations under this new revolving credit facility are secured by all the inventory and receivables of Cascades and its North American subsidiaries and by the property, plant and equipment of three of its mills. In addition, we issued new senior unsecured notes for an aggregate amount of US$450 million. These notes bear a 7.25% coupon and will mature in 2013. The aggregate proceeds of these two transactions, combined with our available cash on hand, were used to repay the existing credit facilities for an amount of approximately $695 million at the time of refinancing. On March 12, 2003 the Company also redeemed the US$125 million 8.375% senior notes due in 2007 issued by our subsidiary, Cascades Boxboard Group Inc.

On May 28, 2003, a joint venture of the Company, Norampac Inc., completed a series of financial transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CAN$350 million. Their obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac Inc. and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new senior unsecured notes for an aggregate amount of US$250 million. These notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67 million at the time of the refinancing and were used to redeem both of its US$150 million 9.50% and CAN$100 million 9.375% senior notes due in 2008.

On June 27, 2003, the Company purchased 611,336 class A preferred shares of a subsidiary for a consideration of $16 million.

On July 8, 2003, the Company completed a private placement of US$100 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 issued in February, as described above. The issuance of these senior notes was completed at a price of 104.50% or an effective interest rate of 6.608%. The proceeds of this financing were used to reduce indebtedness under the revolving credit facility of the Company.


                                      SEPTEMBER 30,         DECEMBER 31,
                                          2003                  2002
                                      -----------------------------------
Unsecured senior notes                      743                   197
Revolving credit facility                   123                   438
Other debt from subsidiaries                 80                   253
Other debt from joint ventures              214                   207
                                      -----------------------------------
                                          1,160                 1,095
                                      ===================================



NOTE 7 - OTHER LIABILITIES



                                      SEPTEMBER 30,         DECEMBER 31,
                                          2003                 2002
                                      -----------------------------------
Employee future benefits                     74                    72
Future income taxes                         142                   142
Non-controlling interests                     2                     2
                                      -----------------------------------
                                            218                   216
                                      ===================================



                                                                          [LOGO]

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(tabular amounts in millions of Canadian dollars)

NOTE 8 - STOCK OPTION PLAN

During the nine-month period ended September 30, 2003, the Company issued 321,735 stock options having a weighted average fair value of $4.36 per option. In 2003, approximately $1 million has been recognized as expenses for options granted since January 1, 2002.

NOTE 9 - INTERESTS IN JOINT VENTURE

The major components of the interests in joint ventures in the consolidated financial statements are as follow:


                                                            FOR THE 3-MONTH PERIODS     FOR THE 9-MONTH PERIODS ENDED
                                                              ENDED SEPTEMBER 30,               SEPTEMBER 30,

                                                              2003          2002            2003           2002
                                                          ------------------------------------------------------
Consolidated balance sheets
(as at December 31 for 2002 data)
  Current assets                                                                             210             191
  Long-term assets                                                                           454             465
  Current liabilities                                                                         95             123
  Long-term debt, net of current portion                                                     209             182

Consolidated statements of earnings
  Sales                                                          180          187            540             537
  Depreciation and Amortization                                    8            8             23              22
  Operating income                                                18           23             48              65
  Interest expense                                                 4            5             14              14
  Net earnings                                                    10           11             21              34

Consolidated statements of cash flows
  Operating activities                                            19           16             11              21
  Investing activities                                           (9)          (4)           (32)            (43)
  Financing activities                                          (13)          (4)             17              31

Additionnal information
(as at December 31, for 2002 data)
  Cash and cash equivalents                                                                    8              13
  Total assets                                                                               664             656
  Total debt (1)                                                                             219             218
  Dividends received by the Company from joint ventures                                       14              17

(1) Includes bank loans and advances, current portion of long-term debt and long-term debt

                                                                          [LOGO]
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(tabular amounts in millions of Canadian dollars)

NOTE 10 - SUPPLEMENTAL DISCLOSURE

                                                      FOR THE 3-MONTH PERIODS     FOR THE 9-MONTH PERIODS ENDED
                                                        ENDED SEPTEMBER 30,               SEPTEMBER 30,

                                                        2003          2002            2003         2002
                                                    -----------------------------------------------------------
(A) COST OF SALES
       Gain (loss) on foreign exchange                   1             4              (8)             1

(B) STATEMENT OF CASH FLOW
       Interest paid                                    38            26               71            60
       Income taxes paid                                 6            12               32            50
       Business acquisition in exchange of
          non monetary consideration                                                    5             6
                                                        -             -
       Settlement of dissenting shareholders by
          issuance of common shares
                                                        -             -                 -             5

NOTE 11 - CAPITAL STOCK

As at September 30, 2003, the capital stock issued and outstanding consisted of 81,678,042 common shares (81,826,272 as at December 31, 2002). As at October 29, 2003, 81,678,042 common shares were issued and outstanding. As at September 30, 2003, 1,552,026 stock options were issued and outstanding.
On June 3, 2003, the Company purchased 4,300,000 class B preferred shares of a subsidiary for a consideration of $16 million. The excess of the redemption price of $10 million over the recorded capital was included in retained earnings.


NOTE 12 - CONTINGENCY

In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors would have colluded to unduly reduce market competition between paper merchants in Canada. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As the inquiry is still in an early stage, the Company's management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. However, based on the information currently available, the Company's management does not believe that this matter will have a material adverse effect on the Company's business, results of operations or financial condition.


NOTE 13 - SUBSEQUENT EVENT

On October 1, 2003, the Company increased its investment from 40% to 50% in Dopaco, Inc., a producer of boxboard packaging for the quick service restaurant industry, for a consideration of $17 million (US$12 million). The balance sheet and results of Dopaco, Inc. will be consolidated on a proportionate basis from October 1, 2003. The purchase price allocation has not been completed as the fair value of the property, plant and equipment will be determined during the fourth quarter of 2003.

                                                                          [LOGO]
SELECTED SEGMENTED INFORMATION (UNAUDITED)
(in millions of Canadian dollars)


                                         FOR THE 3-MONTH      FOR THE 9-MONTH
                                          PERIODS ENDED        PERIODS ENDED
                                          SEPTEMBER 30,        SEPTEMBER 30,
                                         2003        2002    2003          2002
                                        ---------------------------------------
NET SALES
PACKAGING PRODUCTS
   Boxboard
     Manufacturing                         164        177        520        532
     Converting                             58         67        177        194
     Eliminations and others                 2         (2)         7         (6)
                                        ---------------------------------------
                                           224        242        704        720
   Containerboard (1)
     Manufacturing                          78         89        243        258
     Converting                            119        124        351        355
     Eliminations and others               (50)       (54)      (151)      (154)
                                        ---------------------------------------
                                           147        159        443        459
   Specialty products                      118        116        350        338
   Eliminations                            (10)       (12)       (30)       (26)
                                        ---------------------------------------
                                           479        505      1,467      1,491
TISSUE PAPER
   Manufacturing                           149        167        449        442
   Distribution                             25         26         65         79
   Eliminations                             (7)        (6)       (21)       (15)
                                        ---------------------------------------
                                           167        187        493        506
FINE PAPERS
   Manufacturing                            78        105        277        309
   Distribution                            101        106        311        312
   Eliminations                            (14)       (16)       (47)       (47)
                                        ---------------------------------------
                                           165        195        541        574


ELIMINATIONS                               (19)       (13)       (56)       (39)
                                        ---------------------------------------
CONSOLIDATED TOTAL                         792        874      2,445      2,532
                                        =======================================

(1) The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

                                                                          [LOGO]
SELECTED SEGMENTED INFORMATION (UNAUDITED)
(in millions of Canadian dollars)


                                          FOR THE 3-MONTH     FOR THE 9-MONTH
                                           PERIODS ENDED       PERIODS ENDED
                                           SEPTEMBER 30,       SEPTEMBER 30,
                                          2003      2002     2003          2002
                                         ---------------------------------------
OPERATING INCOME BEFORE
DEPRECIATION AND AMORTIZATION

PACKAGING PRODUCTS
   Boxboard
     Manufacturing                          10         20         33         64
     Converting                              3          1          7          5
     Others                                  1          1          5         --
                                        ---------------------------------------
                                            14         22         45         69
   Containerboard (1)
     Manufacturing                           7         11         16         34
     Converting                             16         14         40         39
     Others                                  1          3          9          6
                                        ---------------------------------------
                                            24         28         65         79
   Specialty products                       10         14         27         43
                                        ---------------------------------------
                                            48         64        137        191
TISSUE PAPER
   Manufacturing                            19         34         54         96
   Distribution                              1          3          1          7
                                        ---------------------------------------
                                            20         37         55        103
FINE PAPERS
   Manufacturing                            (4)         6         --         21
   Distribution                              2          3          9          9
                                        ---------------------------------------
                                            (2)         9          9         30
                                        ---------------------------------------
OPERATING INCOME BEFORE
DEPRECIATION AND AMORTIZATION

                                            66        110        201        324
                                        =======================================
DEPRECIATION AND AMORTIZATION
  Boxboard                                 (11)       (13)       (34)       (37)
  Containerboard (1)                       (10)        (9)       (28)       (27)
  Specialty products                        (6)        (6)       (18)       (18)
  Tissue paper                              (9)        (9)       (28)       (23)
  Fine papers                               (2)        (2)        (8)        (8)
  Elimination                                3          3         10          9
                                        ---------------------------------------
                                           (35)       (36)      (106)      (104)
                                        ---------------------------------------
OPERATING INCOME                            31         74         95        220
                                        =======================================

(1) The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

                                                                          [LOGO]

SELECTED SEGMENTED INFORMATION (UNAUDITED)
(in millions of Canadian dollars)


                                          FOR THE 3-MONTH     FOR THE 9-MONTH
                                           PERIODS ENDED       PERIODS ENDED
                                           SEPTEMBER 30,       SEPTEMBER 30,
                                          2003      2002     2003          2002
                                         ---------------------------------------

PURCHASE OF PROPERTY, PLANT AND EQUIPMENT
PACKAGING PRODUCTS
   Boxboard
     Manufacturing                           4         4         10         11
     Converting                             --         1          2          5
     Others                                  3        --          5          1
                                        ---------------------------------------
                                             7         5         17         17
   Containerboard (1)
     Manufacturing                           3         2         10          9
     Converting                              4         1          9          4
     Others                                  1        --          1         --
                                        ---------------------------------------
                                             8         3         20         13
   Specialty products                        5         4         16         16
                                        ---------------------------------------
                                            20        12         53         46
TISSUE PAPER
   Manufacturing                             3        11         20         21
   Distribution                             --        --         --         --
                                        ---------------------------------------
                                             3        11         20         21
FINE PAPERS
   Manufacturing                             1         5          4         11
   Distribution                             --        --          1         --
                                        ---------------------------------------
                                             1         5          5         11
                                        ---------------------------------------
CONSOLIDATED TOTAL                          24        28         78         78
                                        =======================================


(1) The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

                                                                          [LOGO]

ADDITIONAL INFORMATION (UNAUDITED)
(in millions of Canadian dollars, except shipments and share information)

                                                   FOR THE 3-MONTH PERIODS ENDED     FOR THE 9-MONTH PERIODS
                                                           SEPTEMBER 30,               ENDED SEPTEMBER 30,

                                                        2003           2002            2003           2002
                                                   ----------------------------------------------------------
COMMON SHARES - TORONTO STOCK EXCHANGE
                                              High       $14.93         $17.50         $16.87         $18.25
                                               Low       $12.95         $13.80         $11.56         $10.30
                                            Volume    4,630,000      7,739,000     19,254,000     30,990,000
-------------------------------------------------------------------------------------------------------------
SHIPMENTS (IN THOUSANDS)
PACKAGING PRODUCTS
   Boxboard (S.T.)
     Manufacturing                                          214            219            652            683
     Converting                                              28             33             90            100
   Containerboard (1)
     Manufacturing (S.T.)                                   186            185            546            545
     Converting (square feet)                             1,759          1,671          5,046          4,837
TISSUE PAPER (S.T.)                                          94             94            279            249
FINE PAPERS  (S.T.)
    Uncoated papers                                          32             39            107            116
    Coated papers                                            30             41            107            117
============================================================================================================

(1) The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURE

Operating Income before Depreciation and Amortization is not a measure of performance under Canadian GAAP. We include Operating Income before Depreciation and Amortization because it is the measure used by our management to assess the operating and financial performance of our operating segments. In addition, we believe that Operating Income before Depreciation and Amortization provides an additional measure often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, Operating Income before Depreciation and Amortization does not represent, and should not be used as a substitute for operating income, net earnings or cash flows from operations as determined in accordance with Canadian GAAP and Operating Income before Depreciation and Amortization is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of Operating Income before Depreciation and Amortization may differ from that of other companies.

Set forth below is a reconciliation of consolidated Operating Income before Depreciation and Amortization to net earnings which we believe to be the closest Canadian GAAP performance measure to Operating Income before Depreciation and
Amortization:


NET EARNINGS                                                     4            34           49          129
Share of results attributed to non-controlling interests         -             -            -            1
Share of results of significantly influenced companies         (1)           (1)            1         (22)
Provision for income taxes                                       6            19           15           54
Unusual losses                                                   -             -           21            4
Foreign exchange gain on long-term debt                          -             4         (55)            -
Interest expense                                                22            18           64           54
                                                             ---------------------------------------------

OPERATING INCOME                                                31            74           95          220

Depreciaition and Amortization                                  35            36          106          104
                                                             ---------------------------------------------
OPERATING INCOME BEFORE DEPRECIAITION AND AMORTIZATION
                                                                66           110          201          324
                                                             =============================================
